AUTOCHINA INTERNATIONAL LIMITED

No. 322, Zhongshan East Road

Shijiazhuang, Hebei

People’s Republic of China

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To be held June 5, 2012

To the Shareholders of

AutoChina International Limited

Notice is hereby given that the Annual Meeting of the Shareholders of AutoChina International Limited (the “Company”) will be held on June 5, 2012 at 10:00 a.m. local time at the offices of the Company located at No. 322, Zhongshan East Road, Shijiazhuang, Hebei, People’s Republic of China.  The meeting is called for the following purposes:

1.	To elect a board of five directors;

2.	To authorize an amendment to the Company’s Amended and Restated Memorandum of Association to increase the number of ordinary shares, par value $0.001 per share (the “Shares”) that the Company is authorized to issue from 50,000,000 Shares to 100,000,000 Shares, and to increase the authorized share capital of the Company accordingly;

3.	To ratify the appointment of Marcum Bernstein & Pinchuk LLP as the independent auditors of the Company for the fiscal year ending December 31, 2012; and

4.	To consider and take action upon such other matters as may properly come before the meeting or any adjournment or adjournments thereof.

The close of business on April 24, 2012 has been fixed as the record date for the purpose of determining the shareholders entitled to notice of, and to vote at, the meeting.  The stock transfer books of the Company will not be closed.  A list of the shareholders entitled to vote at the meeting may be examined at the Company’s offices during the 10-day period preceding the meeting.

All shareholders are cordially invited to attend the meeting.  Whether or not you expect to attend, you are respectfully requested by the Board of Directors to sign, date and return the enclosed proxy card promptly to ensure your representation at the meeting.  Shareholders who appoint proxies retain the right to revoke them at any time prior to the voting thereof.  A return envelope which requires no postage if mailed in the United States is enclosed for your convenience.  You may obtain directions to the meeting by calling our offices at +86-311-83821688.  This Proxy Statement, a form of proxy card and our most recent Annual Report are available online at the following internet address: http://www.ir-site.com/autochinaintl/proxy.asp.

By Order of the Board of Directors,

/s/ Yong Hui Li
Chairman and Chief Executive Officer

Dated: April 30, 2012

AUTOCHINA INTERNATIONAL LIMITED

TABLE OF CONTENTS

PROXY STATEMENT	1

PROPOSAL NO. 1: ELECTION OF DIRECTORS	3

THE BOARD OF DIRECTORS AND COMMITTEES	5

REPORT OF THE AUDIT COMMITTEE	9

DIRECTOR COMPENSATION	10

EXECUTIVE OFFICERS	11

EXECUTIVE COMPENSATION	12

SECURITIES OWNERSHIP	19

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	21

PROPOSAL NO. 2: AMENDMENT OF AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION	24

PROPOSAL NO. 3: RATIFICATION OF INDEPENDENT AUDITORS	25

GENERAL	28

AUTOCHINA INTERNATIONAL LIMITED

No. 322, Zhongshan East Road

Shijiazhuang, Hebei

People’s Republic of China

PROXY STATEMENT

ANNUAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of AutoChina International Limited (the “Company,” “AutoChina,” “we,” “us,” or “our”) for the Annual Meeting of Shareholders to be held at the offices of the Company located at No. 322, Zhongshan East Road, Shijiazhuang, Hebei, People’s Republic of China, on June 5, 2012, at 10:00 a.m. local time and for any adjournment or adjournments thereof, for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders. Any shareholder appointing such a proxy has the power to revoke it at any time before it is voted. Written notice of such revocation should be forwarded directly to the secretary of the Company at the above stated address.

If the enclosed proxy is properly executed and returned, the shares represented thereby will be voted in accordance with the directions thereon and otherwise in accordance with the judgment of the persons designated as proxies. Any proxy card on which no instruction is specified will be voted in favor of the actions described in this Proxy Statement and for the election of the nominees set forth under the caption “Proposal No. 1: Election of Directors.”

The date on which this Proxy Statement and the accompanying form of proxy card will first be mailed or given to the Company’s shareholders is on or about May 4, 2012.

Your vote is important. Accordingly, you are urged to sign and return the accompanying proxy card whether or not you plan to attend the meeting to ensure your representation at the meeting. If you do attend the meeting and are a record holder, you may vote by ballot at the meeting and your proxy will be deemed to be revoked. If you hold your shares in street name and wish to vote your shares at the meeting, you should contact your broker about getting a proxy appointing you to vote your shares.

VOTING SECURITIES

Only holders of ordinary shares, $.001 par value per share (the “Shares”), of record at the close of business on April 24, 2012 are entitled to vote at the meeting. On the record date, the Company had 23,538,919 Shares issued and outstanding entitled to vote. For purposes of voting at the meeting, each Share is entitled to one vote upon all matters to be acted upon at the meeting. No less than one-third in nominal value of the outstanding Shares represented at the meeting in person or by proxy shall constitute a quorum throughout the meeting. The affirmative vote of a majority of the votes cast in person or by proxy at the Annual Meeting and entitled to vote is required for the election of our directors, the authorization of an amendment to our Amended and Restated Memorandum of Association, and the ratification of the appointment of Marcum Bernstein & Pinchuk LLP, independent certified public accountants, as our independent auditors.

Only Shares that are voted are taken into account in determining the proportion of votes cast for a proposal.  Therefore, any Shares not voted (whether by abstention, broker non-vote or otherwise) will only impact the percentage of votes cast for or against each proposal. Except for determining the presence or absence of a quorum for the transaction of business, broker non-votes are not counted for any purpose in determining whether a matter has been approved.

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VOTING

If you are a shareholder of record, you may vote in person at the annual meeting. We will give you a ballot when you arrive. If you do not wish to vote in person or you will not be attending the annual meeting, you may vote by proxy. If you have received a printed copy of these proxy materials by mail, you may vote by proxy using the enclosed proxy card. To vote by proxy using the enclosed proxy card (only if you have received a printed copy of these proxy materials by mail), complete, sign and date your proxy card and return it promptly in the envelope provided.

If you intend to vote by proxy, your vote must be received by the Company by 12:00 noon local time on June 4, 2012 to be counted.

If you are not a shareholder of record, please follow the directions provided to you by your bank or broker. If you wish to vote in person at the meeting, please contact your bank or broker for the procedures necessary to allow you to vote your Shares in person. If you do not provide your broker or other nominee with instructions on how to vote your “street name” shares, your broker or nominee will not be permitted to vote them on non-routine matters (a broker “non-vote”) such as Proposal Nos. 1 and 2. Except for determining the presence or absence of a quorum for the transaction of business, broker non-votes are not counted for any purpose in determining whether a matter has been approved. Please note that the rules regarding how brokers may vote your Shares have changed. Brokers may no longer vote your Shares on the election of directors in the absence of your specific instructions as to how to vote. We encourage you to provide instructions to your broker regarding the voting of your Shares.

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PROPOSAL NO. 1: ELECTION OF DIRECTORS

The Board of Directors has nominated 5 current directors for re-election as directors to serve until the next Annual Meeting of Shareholders or until their successors are elected and become qualified. It is intended that the proxy appointed by the accompanying proxy card will vote for the election, as directors, of the five persons named below, unless the proxy card contains contrary instructions.

The Company has no reason to believe that any of the nominees will not be a candidate or will be unable to serve as director. However, in the event that any of the nominees should become unable or unwilling to serve as a director, the persons named in the proxy have advised that they will vote for the election of such person or persons as shall be designated by the directors, unless the proxy card contains contrary instructions.

The following pages set forth the names, ages and director start dates of the five nominees for re-election as directors, their respective principal occupations and brief employment history of the past five years, including the names of other publicly-held companies of which each serves or has served as a director during the past five years.

Yong Hui Li, 49, has served as AutoChina’s Chairman and Chief Executive Officer and as a member of AutoChina’s Board of Directors since April 2009. Mr. Li is the founder, Chairman and Chief Executive Officer of AutoChina Group Inc. (“ACG”), now our wholly owned subsidiary, and Hebei Kaiyuan Real Estate Development Co., Ltd. which was previously the second largest shareholder of Shijiazhuang International Building, a construction company traded on the Shenzhen Stock Exchange under the ticker symbol CN: 000600. Mr. Li founded Hebei Kaiyuan Real Estate Development Co., Ltd. in November 1998, and ACG in July 2007. Mr. Li has also served as the Chairman of Prime Acquisition Corp., a blank check company, since its inception in February 2011. From February 2001 to May 2006, Mr. Li helped oversee Kaiyuan Real Estate Development Co., Ltd’s development of the largest steel-framed construction project in Hebei Province, consisting of residential complexes, office towers and an upscale shopping mall, which covered over one million square feet. In 1994, Mr. Li founded Shijiazhuang Hi-tech Zone Kaiyuan Auto Trade Co., which was a pioneer in the commercial vehicle leasing business in Hebei Province. He graduated from Tianjin University in June 1985 with a bachelor degree in Optical Physics.

Hui Kai Yan, 47, has served as AutoChina’s Secretary and as a member of AutoChina’s Board of Directors since April 2009. Mr. Yan has also served as the Chief Operating Officer and a director of Prime Acquisition Corp., a blank check company, since its inception in February 2011. Mr. Yan has been Senior Vice-President of ACG since September 2008, and was vice president of Hebei Kaiyuan Real Estate Development Corp. from August 1997 to September 2000. His responsibilities include Finance, Administration and Human Resources at each company. Prior to joining Kaiyuan, from April 1994 to July 1997, Mr. Yan was a member of the Economic and Trade Commission of Hebei provincial government and was responsible for guiding state-owned enterprises through restructuring process and modernization. From March 1989 to April 1994, he was at the Economic Commission of Shijiazhuang city government (Shijiazhuang is the capital of Hebei province). Mr. Yan is certified as a Senior Economist by Hebei provincial government. He graduated from Hebei University of Technology in June 1985 with a bachelor degree in Management Science.

James Cheng-Jee Sha, 61, has served as a member of AutoChina’s Board of Directors since its inception. Mr. Sha served as Chairman of AutoChina’s Board of Directors and Chief Executive Officer from its inception to April 9, 2009. Mr. Sha founded and has been a partner of Spring Creek Investments since December 1999. Spring Creek Investments is a private investment firm specializing in principal investments and business consultations with internet and infrastructure companies. Mr. Sha also has served as the Chief Executive Officer of Optoplex Corporation, a communication networks company, since 2001. From September 2005 to February 2007, Mr. Sha served as Chief Executive Officer of AppStream, a software application virtualization company. From February 1999 to September 1999, Mr. Sha served as the Chief Executive Officer for Sina.com (NASDAQ: SINA), a global Chinese on-line media company and value added information service provider. From July 1996 to August 1998, Mr. Sha served as the Chief Executive Officer of Actra Business Systems, a joint venture between Netscape Communications Corporation and GE Information Services (GEIS), providing next-generation internet commerce application solutions for both business-to-consumer and business-to-business commerce markets. From August 1994 to August 1998, Mr. Sha served as Senior Vice President and General Manager of Netscape Communications Corporation, a computer services company until its merger with AOL. From May 1990 to August 1994, Mr. Sha was a Vice President at Oracle Corporation (NASDAQ:ORCL), a database management and development systems software company. From June 1986 to May 1990, Mr. Sha was a Vice President at Wyse Technology, Inc., a hardware, software and services computing company. Mr. Sha currently serves as a member of the audit committee and the Board of Directors of Tom.com (HK: 8282), a wireless internet company in the PRC providing value-added multimedia products and services. Mr. Sha also currently serves as a director of Amorize Corp. From 1998 to 2000, Mr. Sha also served on the Board of Directors of Abovenet. Mr. Sha also serves as a trustee of the University of California at Berkeley Foundation and is a Board member of the Berkeley Chinese Alumni International Association. Mr. Sha graduated from National Taiwan University with a BS in Electrical Engineering, the University of California at Berkeley with an MS in EECS and from Santa Clara University with an MBA.

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Diana Chia-Huei Liu, 48, has served as a member of AutoChina’s Board of Directors since its inception. Ms. Liu served as President of AutoChina from its inception to April 9, 2009. Ms. Liu has also served as the Chief Executive Officer and a director of Prime Acquisition Corp., a blank check company, since its inception in February 2011. Ms. Liu has served as the President and Managing Director of Cansbridge Capital, a private investment firm specializing in early stage investments along the west coast of North America (namely U.S. and Canada) and Asia, since August 1998. Prior to Cansbridge, Ms. Liu served as the Executive Vice-President at Polaris Securities Group (TW: 6011), an investment firm in Taiwan, where she founded and managed its North American operations from April 1994 to August 1998. From August 1991 to April 1994, Ms. Liu was an account portfolio manager in global private banking at the Royal Bank of Canada (NYSE:RY), a full-service banking firm. From October 1988 to August 1991, Ms. Liu served as the regional sales manager for the province of British Columbia, Canada, at CIBC Securities, a subsidiary of CIBC (NYSE:CM), a full-service banking firm, where she started and managed the mutual funds promotion division. Ms. Liu has served since March 2006 as a member of the Executive Committee and the Chair of the Compensation Committee at the Asia Pacific Foundation, a Canadian federal government created think tank and policy advisory board where she works closely with the CEO on operational issues and investment of its endowment funds. Ms. Liu graduated with a BA in economics from the University of British Columbia in Canada. Ms. Liu is the spouse of Mr. William Yu, AutoChina’s prior Chief Financial Officer.

Leon Ling Chen, 48, has served as a member of the AutoChina’s Board of Directors since December 2011. Mr. Chen is the Managing Director of Graham Vacuum and Heat Transfer Technology (Suzhou) Co., Ltd., the Chinese subsidiary of Graham Corporation (NYSE Amex: GHM), where he manages China operations, oversees financial control and accounting activities, and leads the expansion of sales and distribution networks within China. Mr. Chen joined Graham Vacuum and Heat Transfer Technology (Suzhou) Co., Ltd. in January of 2006, and also serves as a member of the board of directors of the company. Prior to his tenure at Graham, Mr. Chen was President and CEO of Bayspec Inc., a vertically integrated spectral sensing company. Mr. Chen received a BS in engineering from Tianjin University in China, and a BA in Economics from University of International Business & Economics in Beijing, China.

Involvement in Certain Legal Proceedings

On April 11, 2012, the SEC filed a lawsuit against us and 11 holders of our Shares, including Mr. Hui Kai Yan, our Secretary and a member of our Board of Directors, alleging the deliberate manipulation of trading in our Shares to create the appearance of a liquid and active market. We have reviewed the SEC’s complaint and believe that it is without merit. We intend to defend against the claims vigorously and believe that all of the evidence we are aware of contradicts the SEC’s allegations.

To the best of our knowledge, there have been no other events under any bankruptcy act, criminal proceedings, judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, director nominee, executive officer, promoter or control person of the Company during the past ten years.

THE BOARD OF DIRECTORS RECOMMENDS VOTING “FOR” THE ELECTION OF EACH OF THE ABOVE NOMINEES.

PLEASE NOTE: If your Shares are held in street name, your broker, bank, custodian, or other nominee holder may not be able to vote your Shares on this proposal unless you direct the holder how to vote, by marking your proxy card or by following the instructions on the proxy card to vote by Internet.

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THE BOARD OF DIRECTORS AND COMMITTEES

During the year ended December 31, 2011, the Board of Directors met four times and took action by written consent on six occasions. All of the directors attended 75% or more of the aggregate of meetings of the Board of Directors and meetings of any committee which such director is a member. Each director is expected to participate, either in person or via teleconference, in meetings of our Board of Directors and meetings of committees of our Board of Directors in which each director is a member, and to spend the time necessary to properly discharge such director’s respective duties and responsibilities. We do not have a written policy with regard to directors’ attendance at annual meetings of shareholders; however, all directors are encouraged to attend the annual meeting. The Board of Directors has determined that James Cheng-Jee Sha, Diana Chia-Huei Liu and Leong Ling Chen are each an independent director as defined in Rule 5605(a)(2) of the Listing Rules of the NASDAQ Stock Market LLC (the “Listing Rules”).

Committee Membership
	Audit Committee	Governance and Nominating Committee	Compensation Committee
James Cheng-Jee Sha	C	M	M
Diana Chia-Huei Liu	M	M	C
Leong Ling Chen	M	C	M

C Committee Chair
M Committee Member

Audit Committee.  The Company has a separately designated standing audit committee which was established in accordance with section 3(a)(58)(A) of the Securities Exchange Act of 1934 in May 2009. The audit committee, consisting of Messrs. Sha and Chen and Ms. Liu, oversees the Company’s financial reporting process on behalf of the Board of Directors. The audit committee operates under a written charter, which is available on our website at http://www.autochinaintl.com. During the year ended December 31, 2011, the audit committee met seven times and took action by written consent on three occasions. The audit committee’s responsibilities include the following functions:

•	appoint and replace the independent auditors to conduct the annual audit of our books and records;

•	review the proposed scope and results of the audit;

•	review and pre-approve the independent auditors’ audit and non-audited services rendered;

•	approve the audit fees to be paid;

•	review accounting and financial controls with the independent auditors and our internal auditors and financial and accounting staff;

•	review and approve related party transactions;

•	meeting separately and periodically with management and our internal auditor and independent auditors.

Our Board of Directors has determined that Mr. Sha, the Chair of the Audit Committee, is an “audit committee financial expert” as defined by the SEC’s rules.

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Governance and Nominating Committee. The governance and nominating committee, established in May 2009, consists of Messrs. Sha and Chen and Ms. Liu, and is responsible for identifying potential candidates to serve on our Board of Directors and its committees. The nominating and corporate governance committee operates under a written charter, which is available on our website at http://www.autochinaintl.com. During the year ended December 31, 2011, the governance and nominating committee did not meet and took action by written consent on one occasion. The committee’s responsibilities include the following functions:

•	developing the criteria and qualifications for membership on the Board of Directors;

•	recruiting, reviewing and nominating candidates for election to the Board of Directors or to fill vacancies on the Board of Directors;

•	reviewing candidates for election to the board proposed by shareholders, and conducting appropriate inquiries into the background and qualifications of any such candidates;

•	establishing subcommittees for the purpose of evaluating special or unique matters;

•	monitoring and making recommendations regarding Board committee functions, contributions and composition; and

•	evaluating, on an annual basis, the governance and nominating committee’s performance.

The governance and nominating committee will consider director candidates recommended by shareholders. Shareholders who wish to recommend to the governance and nominating committee a candidate for election to the Board of Directors should send their letters to AutoChina International Limited, No. 322 Zhongshan East Road, Shijiazhuang, Hebei Province, 050011, People’s Republic of China, Attention: Governance and Nominating Committee. The corporate secretary will promptly forward all such letters to the members of the governance and nominating committee. Shareholders must follow certain procedures to recommend to the governance and nominating committee candidates for election as directors. In general, in order to provide sufficient time to enable the governance and nominating committee to evaluate candidates recommended by shareholders in connection with selecting candidates for nomination in connection with the Company’s annual meeting of shareholders, the corporate secretary must receive the shareholder’s recommendation no later than thirty (30) days after the end of the Company’s fiscal year. For a list of information required to be submitted with a recommendation, please contact the Company’s secretary at the address listed above.

In accordance with the Company’s Governance and Nominating Committee Charter, the governance and nominating committee will consider those factors it deems appropriate in evaluating director nominees made either by the Board of Directors or Shareholders, including but not limited to independence as defined in Rule 5605(a)(2) of the Listing Rules, professional reputation, ability to understand financial statements, relevant experience and expertise, knowledge of the Company and issues affecting the Company, moral and ethical character, and the ability to suggest business opportunities. Depending upon the current needs of the Board of Directors, certain factors may be weighed more or less heavily. In considering candidates for the Board of Directors, the directors evaluate the entirety of each candidate’s credentials and do not have any specific minimum qualifications that must be met. “Diversity,” as such, is not a criterion that the committee considers. The committee will consider candidates from any reasonable source, including current Board members, shareholders, professional search firms or other persons.

The Company’s nominating committee did not receive a recommended director nominee from a shareholder that beneficially owned more than 5% of the Company’s Shares for at least one year as of the date the recommendation was made, or from a group of shareholders that beneficially owned, in the aggregate, more than 5% of the Company’s Shares.

Compensation Committee.  The compensation committee, established in May 2009, consists of Messrs. Sha and Chen and Ms. Liu and is responsible for making recommendations to the Board of Directors concerning salaries and incentive compensation for our officers and employees and administers our stock option plans. The compensation committee operates under a written charter, which is available on our website at http://www.autochinaintl.com. During the year ended December 31, 2011, the compensation committee did not meet and took action by written consent on one occasion. The committee’s responsibilities include the following functions:

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•	at least annually review the Company’s corporate goals and objectives relevant to the executives’ compensation; evaluate the executives’ performance in light of such goals and objectives; and, either as a compensation committee or, together with the other independent directors (as directed by the Board of Directors), determine and approve the executives’ compensation level based on this evaluation. In determining the long-term incentive component of the executives’ compensation, the compensation committee will consider the Company’s performance, the value of similar incentive awards to the executives at comparable companies, the awards given to the executives in past years and any relevant legal requirements and associated guidance of the applicable law;

•	at least annually review and make recommendations to the Board of Directors with respect to non-executive officer and independent director compensation to assist the Board of Directors in making the final determination as to non-executive officer and independent director compensation;

•	attempt to ensure that the Company’s compensation program is effective in attracting and retaining key employees, reinforce business strategies and objectives for enhanced shareholder value, and administer the compensation program in a fair and equitable manner consistent with established policies and guidelines;

•	administer the Company’s incentive-compensation plans and equity-based plans, insofar as provided therein;

•	make recommendations to the Board of Directors regarding approval, disapproval, modification, or termination of existing or proposed employee benefit plans;

•	approve any stock option award or any other type of award as may be required for complying with any tax, securities, or other regulatory requirement, or otherwise determined to be appropriate or desirable by the compensation committee or the Board of Directors;

•	approve the policy for authorizing claims for expenses from the executives;

•	review and assess the adequacy of this charter annually; and

•	review and approve the compensation disclosure and analysis prepared by the Company’s management, as required to be included in the Company’s proxy statement or annual report on Form 20-F, or equivalent, filed with the SEC.

Board Leadership Structure and Role in Risk Oversight

The Board of Directors believes that Mr. Li’s service as both Chairman of the Board of Directors and Chief Executive Officer is in the best interest of the Company and its shareholders. Mr. Li possesses detailed and in-depth knowledge of the issues, opportunities and challenges facing the Company and its business and is thus best positioned to develop agendas that ensure that the Board’s time and attention are focused on the most critical matters. His combined role enables decisive leadership, ensures clear accountability, and enhances the Company’s ability to communicate its message and strategy clearly and consistently to the Company’s shareholders, employees, customers and suppliers.

The Board of Directors has not designated a lead director. Given the limited number of directors comprising the Board of Directors, the independent directors call and plan their executive sessions collaboratively and, between Board meetings, communicate with management and one another directly. Given the circumstances, the directors believe that formalizing in a lead director functions in which they all participate might detract from rather than enhance performance of their responsibilities as directors.

The Board of Directors is responsible for the overall supervision of the Company’s risk oversight efforts as they relate to the key business risks facing the organization. Management identifies, assesses, and manages the risks most critical to the Company’s operations on a day-to-day basis. The Board of Director’s role in risk oversight of the Company is consistent with the Company’s leadership structure, with senior management having responsibility for assessing and managing the Company’s risk exposure, and the Board of Directors and its committees providing oversight as necessary in connection with those efforts.

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Litigation

To the best of the Company’s knowledge, there have been no material proceedings to which any director or officer is a party adverse to the Company or any of its subsidiaries or has any material interest averse to the Company or any of its subsidiaries. Reference is made to the disclosure under the subsection titled “Proposal No. 1: Election of Directors–Involvement in Certain Legal Proceedings” with respect to the claim filed by the SEC on April 11, 2012.

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REPORT OF THE AUDIT COMMITTEE

The Audit Committee assists the Board of Directors in providing oversight of the systems and procedures relating to the integrity of the Company’s financial statements, the Company’s financial reporting process, its systems of internal accounting and financial controls, the annual independent audit process of the Company’s annual financial statements, the Company’s compliance with legal and regulatory requirements and the qualification and independence of the Company’s independent registered public accounting firm. Management has the responsibility for the implementation of these activities. In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed with management the audited financial statements in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, including a discussion of the quality and the acceptability of the Company’s financial reporting and controls.

The Company’s independent registered public accounting firm is responsible for expressing an opinion on the conformity of those audited financial statements with U.S. generally accepted accounting principles and on the effectiveness of the Company’s internal control over financial reporting. With respect to the audit of Company’s financial statements for the year ended December 31, 2011, the Audit Committee has reviewed and discussed the audited financial statements with management; has discussed with Company’s independent accountants the matters required to be discussed by the statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T; and has received the written disclosures and the letter from the independent accountant required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant’s communications with the Audit Committee concerning independence and has discussed with the independent accountant the independent accountant’s independence.

Based on these reviews and discussions, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011.

The members of the audit committee are:

James Cheng-Jee Sha, Chairman
Diana Chia-Huei Liu
Leon Ling Chen

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DIRECTOR COMPENSATION

Summary of Director Compensation

Beginning in September 2009, AutoChina’s compensation committee determined to pay $30,000 per annum to its independent directors. All directors were reimbursed for all business-related expenses incurred while helping AutoChina to identify potential target businesses and perform due diligence on suitable business combinations prior to its acquisition of ACG.

The following table provides compensation information for our non-employee directors for 2011:

Name	Fees Earned or Paid in Cash ($)	Option awards (1) ($)	Stock Awards ($)	All Other Compensation ($)	Total Compensation ($)

James Cheng-Jee Sha	30,000	–	–	–	30,000

Diana Chia-Huei Liu	30,000	–	–	–	30,000

Thomas Luen-Hung Lau(2)	30,000	–	–	–	30,000

Leon Ling Cheng(3)	–	–	–	–	–

(1)	The amounts reflect the amounts recognized in accordance with ASC 718, Compensation — Stock Compensation. Assumptions used in the calculation of these amounts are included in Note 17 to our audited financial statements for the year ended December 31, 2011 included in our Annual Report on Form 20-F for the year ended December 31, 2011.

(2)	Mr. Lau ceased to be a director on December 29, 2011.

(3)	Mr. Cheng was appointed director on December 29, 2011.

Under Yong Hui Li’s employment contract with AutoChina, under which he serves as AutoChina’s Chief Executive Officer, (i) if Mr. Li’s employment is terminated by AutoChina without cause, he is entitled to receive 3 months’ base salary severance to the extent that he is not otherwise employed during the severance period, and (ii) if Mr. Li terminates his employment for cause, he is entitled to 1 month base salary severance to the extent he is not otherwise employed during the severance period. Mr. Li also serves as a director of AutoChina. No other director of AutoChina is entitled to receive any benefits from either AutoChina or any of its subsidiaries upon termination of service.

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EXECUTIVE OFFICERS

The following sets forth the names and ages of our current executive officers, their respective positions and offices, and their respective principal occupations or brief employment history.

Name	Age	Office

Yong Hui Li	49	Chairman, Chief Executive Officer, and President

Lei Chen	45	Senior Vice President

Jason Wang	36	Chief Financial Officer

Xing Wei	51	Chief Operating Officer

Hui Kai Yan	47	Director and Secretary

Please refer to the section titled “Proposal No. 1: Election of Directors” for information regarding Yong Hui Li and Hui Kai Yan.

Lei Chen has served as AutoChina’s Senior Vice President since April 2009. Mr. Chen has served as a Senior Vice President in charge of the finance department and investor relations services for ACG since September 2008. From January 1996 to September 2008, Mr. Chen served as a Senior Vice President in charge of the finance department and investor relations services for Hebei Kaiyuan Auto Trading Co., Ltd., a company affiliated with Yong Hui Li. Mr. Chen received a Bachelor of Economics degree from Hebei Finance and Economics University, China.

Jason Chia-Lun Wang has served as AutoChina’s Chief Financial Officer since July 2009. Mr. Wang has also served as an independent director of Prime Acquisition Corp., a blank check company, since its inception in February 2011. From December 2007 until joining AutoChina, Mr. Wang served as Director of Research and Analytics at Private Equity Management Group Inc. where he was responsible for analysis of prospective investments, credit and cash flow analysis, and valuations. From July 2005 until December 2007, Mr. Wang worked at QUALCOMM Inc., a developer and innovator of advanced wireless technologies, products and services, where his responsibilities included all phases of venture capital investing, from target company identification to portfolio management. From July 2004 until July 2005, Mr. Wang was an investment banking associate at Relational Advisors LLC, where he specialized in mergers and acquisitions and debt and equity fundraising. From March 2000 until July 2002, Mr. Wang was the Director of Corporate Development and Planning at 24/7 Real Media Inc., a global digital marketing company. Prior to that, Mr. Wang was an investment banking analyst in the Global Mergers and Acquisitions Group at Chase Securities Inc. Mr. Wang received his MBA from the UCLA Anderson School of Management in June 2004 and Bachelor’s degrees from both the Wharton School and the School of Engineering and Applied Science at the University of Pennsylvania in May 1998.

Xing Wei has served as AutoChina’s Chief Operating Officer since April 2009. Mr. Wei has served as Chief Operating Officer of ACG since September 2008. From July 2001 to September 2008, Mr. Wei served as Chief Operating Officer for Hebei Kaiyuan Real Estate Development Co., Ltd., a company affiliated with Yong Hui Li. Mr. Wei received a Bachelor of Engineering degree from Hebei Building Engineering University and a Bachelor of Economics degree from Hebei University.

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EXECUTIVE COMPENSATION

Summary Compensation Table

The following table shows information concerning the annual compensation for services provided to AutoChina by certain employees, including its Chief Executive Officer and its Chief Financial Officer.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Options Awards ($)		All other Compen- sation ($)	All other Compen- sation ($)	Total Compen- sation ($)

Yong Hui Li, Chief Executive Officer (1)	2011	1	—	—		—	—	1

Hui Kai Yan, Director (2)	2011	21,354	—	210,116	(6)	—	—	231,470

Xing Wei, Chief Operating Officer (3)	2011	22,593	—	572,916	(6)	—	—	595,509

Jason Wang, Chief Financial Officer (4)	2011	185,000	20,000	210,116	(6)	—	—	415,116

Lei Chen, Senior Vice-President (5)	2011	21,354	—	210,116	(6)	—	—	231,470

(1)	Mr. Li served as ACG’s sole director from July 2007 until October 2007 and again from June 2008 until the present. Mr. Li has not received any compensation for service on ACG’s board of directors. In connection with our acquisition of ACG, Mr. Li was appointed as Chairman and Chief Executive Officer of AutoChina.

(2)	Mr. Yan has served as Senior Vice-President of ACG since August 1997. In connection with our acquisition of ACG, Mr. Yan was appointed as AutoChina’s Secretary and as a member of AutoChina’s Board of Directors.

(3)	Mr. Wei has served as Chief Operating Officer of ACG since September 2008. In connection with our acquisition of ACG, Mr. Wei was appointed as Chief Operating Officer of AutoChina.

(4)	Mr. Wang joined AutoChina on July 16, 2009 as Chief Financial Officer.

(5)	Mr. Chen has served as Senior Vice-President of ACG since September 2008. In connection with our acquisition of ACG, Mr. Chen was appointed AutoChina’s Senior Vice President.

(6)	On March 23, 2011, August 19, 2010 and September 3, 2009, stock options for 72,000, 52,800 and 105,600 Shares of AutoChina with an exercise price of $36.38, $27.19 and $9.50 per share, respectively, were granted to Mr. Wei. On August 19, 2010 and September 3, 2009, stock options for 38,400 and 76,800 Shares of AutoChina with an exercise price of $27.19 and $9.50 per share, respectively, were granted to each of Mr. Wang, Mr. Yan and Mr. Chen. The exercise prices were the market prices on the dates of grant. The value reported for each executive is the cost recognized in our financial statements during fiscal 2011, 2010 and 2009, calculated in accordance with Accounting Standards Codification Topic 718 “Share-based Compensation.”

AutoChina has entered into employment agreements with certain of its executive officers. The following discussion summarizes the material terms of employment agreements entered into between AutoChina and its executive officers.

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The term of the employment agreements is from April 9, 2009 until April 9, 2012 (3 years from the date of the consummation of the acquisition of ACG) unless earlier terminated as described below (except in the case of Mr. Wang whose initial term was for six months commencing on July 16, 2009 which term was automatically extended for an additional 30 months to July 15, 2012). The Company intends to renew the expired employment agreements.

•	Yong Hui Li receives $1 per year as compensation for serving as Chief Executive Officer, Jason Wang receives $180,000 per year as compensation for serving as Chief Financial Officer (on September 15, 2011, Auto China’s compensation committee increased Jason Wang’s annual salary to $200,000, effective immediately), Wei Xing receives $60,000 per year as compensation for serving as Chief Operating Officer and Chen Lei receives $50,000 per year as compensation for serving as Senior Vice President. No executive officers is entitled to a bonus, unless otherwise approved by the Board of Directors;

•	the employment agreements may be terminated by the Company (i) upon termination of the executive “for cause”, which is defined as (A) the failure of the executive to properly carry out his duties after notice by the Company of the failure to do so and a reasonable opportunity for the executive to correct the same within a reasonable period specified by the Company; (B) any breach by the executive of one or more provisions of any written agreement with, or written policies of, the Company or his fiduciary duties to the Company likely to cause material harm to the Company and its affiliates, at the Company’s reasonable discretion, or (C) any theft, fraud, dishonesty or serious misconduct by the executive involving his duties or the property, business, reputation or affairs of the Company and its affiliates, (ii) due to the executive’s death, (iii) in the event the executive becomes eligible for the Company’s long-term disability benefits or if the executive is unable to carry out his responsibilities as a result of a physical or mental impairment for more than 90 consecutive days or for more than 120 days in any 12-month period, subject to applicable laws, and (iv) without cause upon one month written notice, in which case the executive will be entitled to 3 months’ base salary severance to the extent the executive is not otherwise employed during the severance period;

•	the employment agreements may be terminated by the respective executives: (i) for any reason or no reason at all upon 3 months’ advanced notice, or (ii) for “good reason” upon notice of the reason within 3 months of the event causing such reason and subject to a 20-day cure period for the Company. “Good reason” is defined as: a material reduction in the executive’s base salary, except for reductions that are comparable to reductions generally applicable to similarly situated executives of AutoChina if (i) such reduction is effected by the Company without the consent of the executive and (ii) such event occurs within 3 months after a change in control. If the agreement is terminated by the executive for “good reason” then the executive is entitled to 1 month’s base salary severance to the extent the executive is not otherwise employed during the severance period;

•	each executive is subject to the non-compete, non-solicitation provisions of the agreement for a term of one year following termination of the employment agreement;

•	except for “prior inventions” (which is defined as all inventions, original works of authorship, developments, improvements, and trade secrets which were made by the executive prior to the executive’s employment with the Company), all inventions and other intellectual property created by the executive during the term of employment are the property of the Company, and the executive agrees to assist the Company to secure such intellectual property rights; and

•	the employment agreements include other customary terms and conditions, and are governed by the laws of Hong Kong.

AutoChina International Limited 2009 Equity Incentive Plan

The AutoChina International Limited 2009 Equity Incentive Plan, which we refer to as the Incentive Plan, was approved and took effect on April 8, 2009, upon the approval by the shareholders of AutoChina International Limited.

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Under the terms of the Incentive Plan, 1,675,000 Shares are reserved for issuance in accordance with its terms (provided, however, that awards which are dividend equivalent rights, share appreciation rights or restricted share units may be settled in cash or in Shares, as determined by the terms of the applicable award agreement, and will only reduce the number of Shares that may be granted under the Incentive Plan to the extent they are settled in Shares. All awards under the Incentive Plan are made by AutoChina’s Board of Directors or its Compensation Committee.

The purposes of the Incentive Plan are to assist AutoChina to attract and retain the best available personnel, to provide additional incentives to its employees, directors and consultants, and to promote the success of AutoChina’s business. The various types of awards that may be issued under the Incentive Plan will enable AutoChina to respond to changes in compensation practices, tax laws, accounting regulations and the size and diversity of its business.

All directors, employees and consultants of AutoChina and all employees and consultants of its affiliates are eligible to be granted awards under the Incentive Plan.

Description of the Incentive Plan

A summary of the principal features of the Incentive Plan is provided below, but is qualified in its entirety by reference to the full text of the Incentive Plan, a copy of which is attached as Annex E to our Final Proxy Statement, filed as Exhibit 99.1 to our Current Report on Form 6-K filed with the SEC on March 11, 2009.

Awards

The Incentive Plan provides for the award of any type of arrangement to an employee, director or consultant of AutoChina or an employee or consultant of its affiliates, which involves or might involve the issuance of Shares, cash, stock options or stock appreciation rights, or a similar right with a fixed or variable price related to the fair market value of the Shares and with an exercise or conversion privilege related to the passage of time, the occurrence of one or more events, or the satisfaction of performance criteria or other conditions. Such awards include, without limitation, incentive stock options, non-qualified stock options, stock appreciation rights, sales or bonuses of restricted shares, restricted share units and dividend equivalent rights, or any two or more of such awards in combination, for an aggregate of not more than 1,675,000 of the Shares. If any award expires, is cancelled, or terminates unexercised or is forfeited, the number of Shares subject thereto, if any, will again be available for grant under the Incentive Plan. The number of Shares with respect to which stock options or stock appreciation rights may be awarded to an awardee under the Incentive Plan in any calendar year cannot exceed 500,000. The number of Shares with respect to which restricted shares or restricted share units that are intended to constitute “performance-based compensation” for purposes of Section 162(m) of the Code which may be awarded to an awardee under the Incentive Plan in any calendar year cannot exceed 500,000.

As of April 24, 2012, there are approximately 3,391 employees, directors and consultants who are currently eligible to receive awards under the Incentive Plan. New directors, employees and consultants of AutoChina and new employees and consultants of its affiliates are eligible to participate in the Incentive Plan as well.

On September 3, 2009, December 3, 2009, May 19, 2010, August 19, 2010 and March 23, 2011, AutoChina granted 681,840, 520,944, 27,024, 364,080 and 72,000 stock options, respectively, under the terms of the Incentive Plan. The exercise price under each of these stock options is $9.50, $25.65, $23,80, $27.19 and $36.38, respectively, the closing price of the Shares on the date of grant. The total vesting period for each of these stock options is four years, with 25% vesting one year after the date of grant and the remaining 75% vesting ratably each month for three years thereafter. Each of these stock options has a term of 10 years.

As of April 24, 2012, none of these stock options had been exercised, and AutoChina recorded compensation expense of $6,712,000 based on estimated fair value of the stock options on their dates of grant. The per share fair value of the stock options granted under the Incentive Plan has been estimated using the Black-Scholes option-pricing model with the following assumptions:

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Date of Grant	September 3, 2009	December 3, 2009	May 19, 2010	August 19, 2010	March 23, 2011

Dividend yield (1)	None	None	None	None	None

Risk - free interest rate (2)	2.95%	2.87%	2.82%	2.06%	2.73%

Volatility (3)	47.00%	42.00%	43.00%	46.00%	60.00%

Expected Life (in years) (4)	6.08	6.08	6.08	6.08	6.08

(1)	The Company has no expectation of paying regular cash dividends on its Shares.

(2)	The risk-free interest rate is based on the U.S. Treasury yield for a term consistent with the expected term of the awards in effect at the time of grant.

(3)	The Company estimates the volatility of its Shares at the date of grant based on the implied volatility of publicly traded options on the common stock of companies within the same industry, with a term of two years.

(4)	The expected life of stock options granted under the Incentive Plan is based on expected exercise patterns, which the Company believes are representative of future behavior.

The following table summarizes the outstanding stock options granted under the Incentive Plan as at December 31, 2011, related weighted average fair value and life information:

Options Outstanding				Options Exercisable
Range of Exercise Price Per Share	Number Outstanding at December 31, 2011	Weighted Average Fair Value	Weighted Average Remaining Life (Years)	Number Exercisable at December 31, 2011	Weighted Average Exercise Price
$9.50 to $36.38	1,623,704	9.27	8.04	756,184	17.69

Administration of the Incentive Plan

The Incentive Plan is administered by either AutoChina’s Board of Directors or its compensation committee (referred to as the Committee), if the Board of Directors delegates administration of the Incentive Plan. Among other things, the Board of Directors or, if the Board of Directors delegates its authority to the Committee, the Committee, has the authority, in its discretion, subject to the express limits of the Incentive Plan, to determine the employees, directors and consultants to be granted awards, the types of awards to be granted, the terms and conditions of awards granted, the number of Shares or the amount of other consideration subject to each award, the exercise price under each stock option, the base price of each stock appreciation right, the term of each award, the vesting schedule and/or performance goals for each award that utilizes such a schedule or provides for performance goals, whether to accelerate vesting, the value of the Shares, the terms and conditions of each award, the forms of award agreements to be used under the Incentive Plan and any required withholdings. The Board of Directors or if the Board of Directors delegates administration of the Incentive Plan to the Committee, the Committee, may amend, modify or terminate any outstanding award, provided that the awardee’s written consent to such action is required if the action would adversely affect the awardee. The Board of Directors or if the Board of Directors delegates administration of the Incentive Plan to the Committee, the Committee, is also authorized to construe the award agreements and may prescribe rules relating to the Incentive Plan. The Board of Directors or if the Board of Directors delegates administration of the Incentive Plan to the Committee, Committee, may reduce the exercise price of stock options or reduce the base appreciation amount of any stock appreciation right without shareholder approval. Except as specified below, no award intended to qualify as performance-based compensation for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”) may have a per Share exercise or purchase price, if any, of less than 100% of the fair market value of Share on the date of grant.

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Special terms relating to Stock Options

The Incentive Plan provides for the grant of stock options, which may be either “incentive stock options” (“ISOs”), which are intended to meet the requirements for special U.S. federal income tax treatment under the Code, or “nonqualified stock options” (“NQSOs”). Stock options may be granted under the Incentive Plan on such terms and conditions as the Board of Directors or if the Board of Directors delegates administration of the Incentive Plan to the Committee, the Committee, may determine; however, the per Share exercise price under a stock option granted under the Incentive Plan may not be less than 100% of the “fair market value” (as defined in the Incentive Plan) of Share on the date of grant of the stock option, and the term of an ISO may not exceed ten years (110% of such value and five years in the case of an ISO granted to an employee who owns (or is deemed to own) more than 10% of the total combined voting power of all classes of capital stock of AutoChina or a parent or subsidiary of AutoChina). ISOs may only be granted to employees. In addition, the aggregate fair market value of the Shares underlying one or more ISOs (determined at the time of grant of the ISO or ISOs) which are exercisable for the first time by any one employee during any calendar year may not exceed $100,000. The Board of Directors or if the Board of Directors delegates administration of the Incentive Plan to the Committee, the Committee, may permit a cashless “net exercise” of stock options granted under the Incentive Plan. As of April 24, 2012, all the stock options granted under the Incentive Plan are ISOs.

Additional Terms

Under the Incentive Plan, upon the consummation of a “corporate transaction” (as defined in the incentive plan), all outstanding awards under the incentive plan will terminate, except to the extent they are assumed in connection with the corporate transaction.

Stock options granted under the Incentive Plan as ISOs may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the awardee, only by the awardee. Other awards are transferable (i) by will and by the laws of descent and distribution and (ii) during the lifetime of the awardee: (a) to a “holding company” (as defined in the Incentive Plan) of such awardee, or (B) to the extent and in the manner authorized by the Board of Directors or if the Board of Directors delegates administration of the Incentive Plan to the Committee, the Committee. No Shares will be delivered under the Incentive Plan to any awardee or other person until such awardee or other person has made arrangements acceptable to the Board of Directors or if the Board of Directors delegates administration of the Incentive Plan to the Committee, the Committee, for the satisfaction of any national, provincial or local income and employment tax withholding obligations, including, without limitation, obligations incident to the receipt of Shares under the Incentive Plan.

Amendments

The Board of Directors may at any time amend, suspend or terminate the Incentive Plan; provided, that no amendment requiring shareholder approval will be effective unless such approval has been obtained, and provided further that no amendment of the Incentive Plan or its termination may be effected if it would adversely affect the rights of an awardee with respect to a previously-awarded award under the Incentive Plan.

Certain U.S. Federal Income Tax Consequences of the Incentive Plan

The following is a general summary of the U.S. federal income tax consequences under current tax law to AutoChina, were it subject to U.S. federal income taxation, and to awardees under the Incentive Plan who are individual citizens or residents of the United States for U.S. federal income tax purposes (“U.S. awardees”), of ISOs, NQSOs, sales or bonuses of restricted shares, restricted share units, dividend equivalent rights and SARs granted pursuant to the Incentive Plan. This summary does not purport to cover all of the special rules that may apply, including special rules relating to limitations on the ability of AutoChina, were it subject to U.S. federal income taxation, to deduct certain compensation, special rules relating to deferred compensation, golden parachutes, awardees subject to Section 16(b) of the Exchange Act and the exercise of a stock option with previously-acquired Shares. This summary assumes that U.S. awardees will hold their Shares as capital assets within the meaning of Section 1221 of the Code. This summary does not address the application of the passive foreign investment company rules of the Code to U.S. awardee, which are discussed generally in the section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2011 in the section captioned “Taxation – United States Federal Income Taxation – Tax Consequences to U.S. Holders – Passive Foreign Investment Company Rules”. In addition, this summary does not address the foreign, state or local income or other tax consequences, or any U.S. federal non-income tax consequences, inherent in the acquisition, ownership, vesting, exercise, termination or disposition of an award under the Incentive Plan or Shares issued pursuant thereto. All awardees are urged to consult their own tax advisors concerning the tax consequences to them of an award under the Incentive Plan or Shares issued pursuant thereto.

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A U.S. awardee generally does not recognize taxable income upon the grant of an NQSO or an ISO. Upon the exercise of an NQSO, the U.S. awardee generally recognizes ordinary income in an amount equal to the excess, if any, of the fair market value of the Shares acquired on the date of exercise over the exercise price thereunder, and AutoChina, were it subject to U.S. federal income taxation, generally would be entitled to a deduction for such amount at that time. If the U.S. awardee later sells Shares acquired pursuant to the exercise of an NQSO, the U.S. awardee generally recognizes a long-term or a short term capital gain or loss, depending on the period for which the Shares were held thereby. A long-term capital gain is generally subject to more favorable tax treatment than ordinary income or a short-term capital gain. The deductibility of capital losses is subject to certain limitations.

Upon the exercise of an ISO, a U.S. awardee generally does not recognize taxable income. If a U.S. awardee disposes of the Shares acquired pursuant to the exercise of an ISO more than two years after the date of grant and more than one year after the transfer of the Shares to the U.S. awardee, the U.S. awardee generally recognizes a long-term capital gain or loss, and AutoChina, were it subject to U.S. federal income taxation, would not be entitled to a deduction. However, if the U.S. awardee disposes of such Shares prior to the end of the required holding period, all or a portion of the gain is treated as ordinary income, and AutoChina, were it subject to U.S. federal income taxation, would generally be entitled to deduct such amount.

In addition to the U.S. federal income tax consequences described above, the U.S. awardee may be subject to the alternative minimum tax (“AMT”), which is payable to the extent it exceeds the U.S. awardee’s regular income tax. For this purpose, upon the exercise of an ISO, the excess of the fair market value of the Shares for which the ISO is exercised over the exercise price thereunder for such Shares is a preference item for purposes of the AMT. In addition, the U.S. awardee’s basis in such Shares is increased by such excess for purposes of computing the gain or loss on the disposition of the Shares for AMT purposes. If a U.S. awardee is required to pay any AMT, the amount of such tax which is attributable to deferral preferences (including any ISO adjustment) generally may be allowed as a credit against the U.S. awardee’s regular income tax liability (and, in certain cases, may be refunded to the U.S. awardee) in subsequent years. To the extent the credit is not used, it may be carried forward.

A U.S. awardee who receives a bonus of restricted Shares or who purchases restricted Shares, which, in either case, are subject to a substantial risk of forfeiture and certain transfer restrictions, generally recognizes ordinary compensation income at the time the restrictions lapse in an amount equal to the excess, if any, of the fair market value of the Shares at such time over any amount paid by the U.S. awardee for the Shares. Alternatively, a U.S. awardee may elect to be taxed upon receipt of the restricted Shares based on the value of the Shares at the time of receipt. AutoChina, were it subject to U.S. federal income taxation, would generally be entitled to deduct such amount at the same time as ordinary compensation income is required to be included by the U.S. awardee and in the same amount. Dividends received with respect to such restricted Shares are generally treated as compensation, unless the U.S. awardee elects to be taxed on the receipt (rather than the vesting) of the restricted Shares.

A U.S. awardee generally does not recognize income upon the grant of an SAR. A U.S. awardee recognizes ordinary compensation income upon the exercise of an SAR equal to the increase in the value of the underlying Shares, and AutoChina, were it subject to U.S. federal income taxation, generally would be entitled to a deduction for such amount.

A U.S. awardee generally does not recognize income in connection with a dividend equivalent right or restricted share unit until payments are received thereunder. At such time, the U.S. awardee recognizes ordinary compensation income equal to the amount of any cash payments and the fair market value of any Shares received, and AutoChina, were it subject to U.S. federal income taxation, would generally be entitled to deduct such amount at such time.

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Retirement Benefits

As of December 31, 2011, AutoChina’s subsidiaries in the PRC have participated the government-mandated employee welfare and retirement benefit contribution and provided pension, retirement or similar benefits to its employees. The PRC regulations require our PRC subsidiaries to pay the local labor administration bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The local labor administration bureau, which manages various investment funds, will take care of employee retirement, medical and other fringe benefits. Our subsidiaries have no further commitments beyond this monthly contribution.

AutoChina’s only employees are its executive officers for which it has entered into employment contracts with. AutoChina does not accrue pension, retirement or similar benefits, except for a nominal amount of employer matching that may occur for U.S. based employees’ 401k plans.

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SECURITIES OWNERSHIP

The following table sets forth, as of April 24, 2012, certain information regarding beneficial ownership of AutoChina’s Shares by each person who is known by AutoChina to beneficially own more than 5% of AutoChina’s Shares. The table also identifies the stock ownership of each of AutoChina’s directors, each of AutoChina’s named executive officers, and all directors and officers as a group. Except as otherwise indicated, the shareholders listed in the table have sole voting and investment powers with respect to the Shares indicated. AutoChina’s major shareholders do not have different voting rights than any other holder of AutoChina’s Shares.

Shares which an individual or group has a right to acquire within 60 days pursuant to the exercise or conversion of options, warrants or other similar convertible or derivative securities are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership		Approximate Percentage of Outstanding Ordinary Shares(2)

Honest Best Int’l Ltd. (3)	15,514,369		65.91%

Young Hui Li	15,514,369	(4)	65.91%

James Cheng-Jee Sha	1,295,157	(5)	5.50%

Diana Chia-Huei Liu	412,926	(6)	1.75%

Leon Ling Chen	6,900	(7)	*

Lei Chen	154,854	(8)	*

Jason Wang	87,900	(9)	*

Xing Wei	233,742	(10)	*

Hui Kai Yan	148,100	(11)	*

All directors and executive officers as a group (eight individuals)	17,853,948	(12)	74.78%

*	Less than 1%

(1)	Unless indicated otherwise, the business address of each of the individuals is No.322, Zhongshan East Road, Shijiazhuang, Hebei, People’s Republic of China.

(2)	Based on 23,538,919 Shares of AutoChina issued and outstanding as of April 24, 2012, except that Shares which an individual or group has a right to acquire within 60 days pursuant to the exercise or conversion of options, warrants or other similar convertible or derivative securities are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

(3)	Yong Hui Li is the sole shareholder of Honest Best Int’l Ltd. and has sole voting and dispositive power over such Shares.

(4)	Consists of 15,514,369 Shares of AutoChina owned by Honest Best Int’l Ltd., whose sole shareholder is Mr. Yong Hui Li.

(5)	Consists of 515,157 Shares of AutoChina owned by James Cheng-Jee Sha, and 780,000 Shares owned by Sha Living Trust. Mr. Sha is a trustee of Sha Living Trust.

(6)	Includes 95,863 Shares of AutoChina owned by William Tsu-Cheng Yu, Ms. Liu’s husband.

(7)	Includes 4,100 Shares of AutoChina owned by Xue Jun Yan, Mr. Chen’s wife.

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(8)	Includes 72,000 Shares underlying vested incentive stock options which are exercisable within 60 days owned by Lei Chen, and 58,910 Shares of AutoChina owned by Lei Chen’s spouse.

(9)	Includes 72,000 Shares underlying incentive stock options exercisable within 60 days of this Proxy Statement.

(10)	Includes 121,500 Shares underlying incentive stock options exercisable within 60 days of this Proxy Statement.

(11)	Includes 72,000 Shares underlying incentive stock options exercisable within 60 days of this Proxy Statement.

(12)	Includes 337,500 Shares underlying 576,000 incentive stock options exercisable within 60 days of this Proxy Statement.

For a description of the AutoChina International Limited 2009 Equity Incentive Plan, please refer to the section titled “Executive Compensation—AutoChina International Limited 2009 Equity Incentive Plan.”

As of December 31, 2011, approximately 26.66% of the Shares were held by residents of the United States and there was 1 shareholder of record in the United States.

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CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Due to affiliates:

The Company has borrowed from various companies affiliated with the Company’s Chairman and CEO, Mr. Yong Hui Li. Each of these loans was entered into to satisfy the Company’s short-term capital needs. The amount due to Hebei Kaiyuan is unsecured, payable on demand, and was initially non -interest bearing. In September 2011, Hebei Kaiyuan began charging interest at 8.00% per annum.

On March 29, 2011, Fancy Think Limited, an indirect wholly-owned subsidiary of the Company, entered into an advance agreement with Honest Best, a company which was at the time wholly owned by Ms. Yan Wang, Mr. Li’s wife and which was ACG’s former ultimate shareholder, pursuant to which Fancy Think Limited received a short-term loan in the amount of $61,570,000 from Honest Best. Mr. Li is the sole owner of Honest Best. The loan bears interest at 3.95% per annum, is unsecured and must be repaid in full on demand by the Lender. Since October 1, 2011, the interest rate of the loan increased from 3.95% per annum to 8.00% per annum. During the year ended December 31, 2011, Fancy Think Limited repaid $32,436,000 to Honest Best and subsequently repaid the entire balance in January 2012.

On September 26, 2011, the Company borrowed a one-year unsecured loan from Kaiyuan Shengrong. The loan bears interest at a rate of 8.20% per annum, which is adjustable in connection with the base rate established by the People’s Bank of China, matures in September 2012.

The outstanding amounts due to related parties were as follows:

Name	Notes	December 31, 2011
		(‘000)

Due to affiliates

Honest Best	(1)	$31,343

Hebei Kaiyuan	(2)	1,074

Kaiyuan Shengrong	(2)	3,244

Total		$35,661

Note:

(1)	Parent company of AutoChina and entity controlled by Mr. Li. Entity controlled by Mr. Li.

(2)	Entity controlled by Mr. Li.

Deposits for inventories, related party:

As of December 31, 2011, the Company paid deposits for inventories to a related party, Ruituo, for purchasing of commercial vehicles. The amount is non-interest bearing, unsecured and subsequently settled in January 2012.

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The outstanding amount of deposits for inventories, related party as of December 31, 2011 was as follows:

$ in thousands	Note	December 31, 2011

Ruituo	(1)	$14,539

(1)	Entity controlled by Mr. Li.

During the year ended December 31, 2011, the Company sold and purchased automobiles to and from affiliates. The details of the related party transactions were as follows:

$ in thousands	Notes	Year ended December 31, 2011

Related Parties Transactions

Capital nature:

Honest Best	(1)(a)	$61,570

Hebei Kaiyuan	(2)(b)	65,070

Kebei Kaiyuan	(2)(a)	185,272

Kaiyuan Shengrong	(2)(a)	3,096

Kaiyuan Shengrong	(2)(c)	3,096

Kaiyuan Shengrong	(2)(f)	3,096

Ruituo	(2)(a)	70,703

Trading nature:

Honest Best	(1)(g)	2,214

Ruituo	(2)(e)	404,411

Hebei Kaiyuan	(2)(g)	14

Kaiyuan Shengrong	(2)(g)	174

Beiguo	(3)(e)	160

Beiguo	(3)(g)	618

Beijing Wantong Longxin Auto Trading Co., Ltd.	(4)(d)	$101,974

Notes :

(1)	Parent company of AutoChina and entity controlled by Mr. Li. Entity controlled by Mr. Li.

(2)	Entity controlled by Mr. Li.

(3)	Entity in which Mr. Li and Mr. Thomas Luen-Hung Lau, former director of AutoChina, are the indirect beneficial owners of approximately 20.92% and 21.71%, respectively.

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(4)	Entity in which Mr. Li’s brother holds 40% equity interest.

Nature of transaction:

(a)	Loan provided to the Company during the year.

(b)	Bank loan guarantee provided to the bank on behalf of the Company by the affiliates.

(c)	Bank loan guarantee provided by the Company to the affiliate.

(d)	Deposits for inventories made by the Company to affiliates for the purchase of trading materials and amounts returned during the year.

(e)	Sale of automobiles to the Company, including VAT during the year.

(f)	Receivables of the Company pledged to guarantee the bank loans borne by the affiliate.

(g)	Interest incurred by the Company during the year.

AutoChina’s management believes that these transactions were fair to the Company, made at market prices and on terms that are similar as would be available from an unaffiliated third party.

During the year ended December 31, 2011, we purchased commercial vehicles from Ruituo amounting to $404,411,000. Since 2010, we started purchasing commercial vehicles from an affiliate of Mr. Li, Ruituo. Such purchase is charged at insignificant mark up to cover the operating costs, the balance due to such purchase is interest-free, unsecured and due on demand of Ruituo.

The Company also occupied office space in Shijiazhuang, China provided by Hebei Kaiyuan, an affiliate with Mr. Li. Hebei Kaiyuan agreed to provide the office space free of charge and no rental costs were incurred by the Company during the year ended December 31, 2011.

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PROPOSAL NO. 2: AMENDMENT OF AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION

General

We are proposing to amend our Amended and Restated Memorandum of Association to increase the number of Shares that the Company is authorized to issue from 50,000,000 Shares to 100,000,000 Shares and increase the share capital of the Company from $51,000 to $101,000 accordingly.

If our shareholders approve this Proposal 2, Article 8, as amended, will read as follows:

“(b) The share capital of the Company is US$101,000.00, divided into 100,000,000 ordinary shares of a nominal or par value of US$0.001 each and 1,000,000 preferred shares of US$0.001 each.”

Notwithstanding shareholder approval of the amendment, the Board of Directors may, at any time prior to filing the amendment with the Registrar of Companies of the Cayman Islands, abandon the amendment without further action by our shareholders.

The Reasons for the Amendment

In the judgment of our Board of Directors, the amendment of our Amended and Restated Memorandum of Association, as described above is desirable so that, among other reasons, the Board of Directors has the flexibility to issue or reserve for issuance Shares or to effect a forward stock split of our Shares when the Board of Directors determines that it is in our best interests and the best interests of our shareholders to do so. No agreements are currently in place for the issuance of our Shares, and no such agreements are contemplated.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE FOLLOWING RESOLUTION:

RESOLVED, that Article 8 of the Company’s Amended and Restated Memorandum of Association shall be amended to read in its entirety as follows:

The share capital of the Company is US$101,000.00, divided into 100,000,000 ordinary shares of a nominal or par value of US$0.001 each and 1,000,000 preferred shares of US$0.001 each.

PLEASE NOTE: If your Shares are held in street name, your broker, bank, custodian, or other nominee holder may not be able to vote your Shares on this proposal unless you direct the holder how to vote, by marking your proxy card or by following the instructions on the proxy card to vote by Internet.

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PROPOSAL NO. 3: RATIFICATION OF INDEPENDENT AUDITORS

The Audit Committee has appointed Marcum Bernstein & Pinchuk LLP (“MBP”) as the independent auditors of the Company to audit the financial statements of the Company for the fiscal year ending December 31, 2012, and the Board of Directors is asking shareholders to ratify that appointment.

A representative of MBP is expected to be present either in person or via teleconference at the Annual Meeting, with the opportunity to make a statement, if he or she desires to do so, and is expected to be available to respond to appropriate questions.

The Audit Committee is not required to take any action as a result of the outcome of the vote on this proposal. In the event shareholders fail to ratify the appointment, the Audit Committee will reconsider this appointment. Even if the appointment is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent accounting firm at any time during the year if the Audit Committee determines that such a change would be in the best interest of the Company and the shareholders.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE FOLLOWING ADVISORY RESOLUTION:

RESOLVED, that the appointment of Marcum Bernstein & Pinchuk LLP to act as the Company’s independent auditor for the year ending December 31, 2012 be, and hereby is, ratified.

Principal Accountant Fees and Services

The following table represents the approximate aggregate fees for services rendered by MBP, PricewaterhouseCoopers Zhong Tian CPAs Limited Company (“PwC”), Crowe Horwath LLP (“Crowe”) and UHY LLP for fiscal years ended December 31, 2011 and 2010:

	December 31, 2011	December 31, 2010

Audit Fees – MBP	$529,564	$469,613

Audit Fees – PwC	256,144	469,613

Audit-Related Fees – Crowe	92,500	27,400

Audit Related Fees – PwC	51,852	-

Tax Fees – Crowe	-	3,700

Total Fees	$930,060	$978,676

Audit Fees

MBP’s audit fees for 2011 and 2010 consist of the audits of our financial statements for the year ended December 31, 2011 and 2010 and the reviews of our interim financial statements included in 6-K filings for 2011.

PwC’s audit fees for 2011 consist of fees related to the reviews of our interim financial statements included in 6-K filings for 2011. PwC’s audit fees for 2010 consist of fees related to the audit of our financial statements for the year ended December 31, 2011 and fees for the reviews of our interim financial statements included in 6-K filings for 2011.

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Audit-Related Fees

Other than the fees described under the caption “Audit Fees” above, MBP did not bill any fees for services rendered to us during fiscal year 2011 and 2010 for assurance and related services in connection with the audit or review of our financial statements.

In 2011, PwC billed $51,852 for Audit-Related services in connection with the Company’s response letters to SEC comment letters on the 2009 Annual Report on Form 20-F filed in 2010.

In 2010, Crowe billed $27,400 for Audit-Related services in connection with the Company’s registration statement on Form F-3 initially filed in 2009.

Tax Fees

The aggregate fees billed by Crowe Horwath LLP for professional services rendered for tax compliance and tax advice for the Company’s balance sheet at December 31, 2009 included in our Annual Report on Form 20-F filled with the SEC on March 22, 2010, were $3,700. There were no fees billed by Crowe for tax services.

All Other Fees

There were no fees billed by MBP, PwC or Crowe for other professional services rendered during fiscal years ended December 31, 2011 and 2010.

Pre-Approval of Services

Before we engage our external auditors to render audit or non-audit services, the engagement is pre-approved by our audit committee. Our audit committee reviews our external auditors’ engagements letters for audit and non-audit services. All of the services provided by our external auditors for the fiscal years 2011 and 2010 were pre-approved by the audit committee in this manner.

Changes in the Company’s Principal Accountant

On March 31, 2010, the Audit Committee of the Board of Directors of AutoChina approved the dismissal of Crowe as the Company’s independent registered public accounting firm and the appointment of PwC to serve as the Company’s independent registered public accounting firm to audit the Company’s financial statements for the fiscal year ended December 31, 2010. We notified Crowe of their dismissal on April 5, 2010, and engaged PwC on April 13, 2010.

During the fiscal year ended December 31, 2009 and through April 13, 2010, neither the Company nor anyone on its behalf consulted PwC regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company that PwC concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in paragraph (a)(1)(iv) of Item 16F of Form 20-F) or a reportable event (as defined in paragraphs (a)(1)(v)(A)-(D) of Item 16F of Form 20-F).

On September 16, 2011, the Audit Committee approved the dismissal of PwC as the Company’s independent registered public accounting firm. We notified PwC of their dismissal on September 16, 2011.

On September 16, 2011, the Audit Committee of AutoChina approved the appointment MBP as the Company’s independent registered public accounting firm. During the two fiscal years ended December 31, 2010 and through September 16, 2011, neither the Company nor anyone on its behalf consulted MBP regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company that MBP concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in paragraph (a)(1)(iv) of Item 16F of Form 20-F) or a reportable event (as defined in paragraphs (a)(1)(v)(A)-(D) of Item 16F of Form 20-F).

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Since PwC was engaged as the Company’s independent registered public accounting firm for the audit for the fiscal year ended December 31, 2010, and through the date of their dismissal by the Audit Committee, PwC had not completed any audit or issued any reports on the financial statements of the Company for such period, or any other period.

During the course of their engagement, PwC and the Company had certain disagreements on matters of auditing scope or procedure, which, if not resolved to the satisfaction of PwC, would have caused them to be unable to complete a report on the financial statements for the fiscal year ended December 31, 2010, and there were certain “reportable events” as defined under Item 16F(a)(1)(v) of Form 20-F which are disclosed in the Company’s Annual Report on Form 20-F.

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GENERAL

Management does not know of any matters other than those stated in this Proxy Statement that are to be presented for action at the meeting. If any other matters should properly come before the meeting, it is intended that proxies in the accompanying form will be voted on any such other matters in accordance with the judgment of the persons voting such proxies.  Discretionary authority to vote on such matters is conferred by such proxies upon the persons voting them.

The Company will bear the cost of preparing, printing, assembling and mailing the proxy card, Proxy Statement and other material which may be sent to shareholders in connection with this solicitation. It is contemplated that brokerage houses will forward the proxy materials to beneficial owners at our request.  In addition to the solicitation of proxies by use of the mails, officers and regular employees of the Company may solicit proxies without additional compensation, by telephone or telegraph. We may reimburse brokers or other persons holding Shares in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals and obtaining their proxies.

COMMUNICATIONS WITH THE BOARD OF DIRECTORS

The Board of Directors maintains a process for shareholders to communicate with the Board of Directors. Shareholders wishing to communicate with the Board of Directors or any individual director may write to the Board of Directors or the individual director to the Board of Directors, c/o AutoChina International Limited, No. 322 Zhongshan East Road, Shijiazhuang, Hebei Province, 050011, People’s Republic of China. Any such communication must state the number of Shares beneficially owned by the shareholder making the communication. All such communications will be forwarded to the full Board of Directors or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case the Company has the authority to discard the communication or take appropriate legal action regarding the communication.

WHERE YOU CAN FIND MORE INFORMATION

The Company files annual and current reports and other documents with the SEC under the Exchange Act of 1934. The Company’s SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

April 30, 2012	By Order of the Board of Directors,

/s/ Yong Hui Li
Yong Hui Li
Chief Executive Officer and President

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ANNUAL MEETING OF SHAREHOLDERS OF

AUTOCHINA INTERNATIONAL LIMITED

JUNE 5, 2012

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:

The Notice of Meeting, Proxy Statement and Proxy Card are available at:

http://www.ir-site.com/autochinaintl/proxy.asp

Please sign, date and mail your proxy card in the envelope provided promptly.

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PROXY

AUTOCHINA INTERNATIONAL LIMITED

ANNUAL MEETING OF SHAREHOLDERS

This Proxy is Solicited on Behalf of the Board of Directors

The undersigned hereby appoints Yong Hui Li or Jason Wang, individually, as proxy to represent the undersigned at the Annual Meeting of Shareholders to be held at the offices of the Company located at No. 322, Zhongshan East Road, Shijiazhuang, Hebei, People’s Republic of China, on June 5, 2012, at 10:00 a.m. local time, and at any adjournments thereof, and to vote the ordinary shares the undersigned would be entitled to vote if personally present, as indicated below.

Unless otherwise specified, this proxy will be voted “FOR” proposals 1, 2 and 3. The Board of Directors recommends that you vote “FOR” proposals 1, 2 and 3.

1.	Election of Directors

Yong Hui Lui	FOR ☐	AGAINST ☐	ABSTAIN ☐
Hui Kai Yan	FOR ☐	AGAINST ☐	ABSTAIN ☐
James Cheng-Jee Sha	FOR ☐	AGAINST ☐	ABSTAIN ☐
Diana Chia-Huei Liu	FOR ☐	AGAINST ☐	ABSTAIN ☐
Leon Ling Chen	FOR ☐	AGAINST ☐	ABSTAIN ☐

2.	Authorize an amendment to the Company’s Amended and Restated Memorandum of Association.

FOR ☐	AGAINST ☐	ABSTAIN ☐

3.	Ratification of the appointment of Marcum Bernstein & Pinchuk LLP as independent auditors.

FOR ☐	AGAINST ☐	ABSTAIN ☐

If any other business is presented at the meeting, this proxy will be voted by those named in this proxy in their best judgment. At the present time, the Board of Directors is not aware of any other business to be presented at the meeting.

The ordinary shares represented by this proxy, when properly executed, will be voted as directed; however, abstentions will have no effect on the election of directors (Item 1). Abstentions will be treated as being present and entitled to vote on the other items presented at the annual meeting and, therefore, will have the effect of votes against such proposals.

Signature of Shareholder:	Date:	,	2012

Signature of Shareholder:	Date:	,	2012

Note: If shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

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